TERMINATION AGREEMENT

between

Elster Group SE,

Frankenstraße 362, 45133 Essen

(in the following the "Company")

and

Mr. Simon Beresford-Wylie,

(Mr. Beresford-Wylie and the Company together the "Parties")

Subject to the approval of the Administrative Board (Verwaltungsrat) of the Company, the Company and Mr. Beresford-Wylie agree that Mr. Beresford-Wylie shall cease to be Chief Executive Director and Managing Director ("geschäftsführender Direktor") of the Company with effect as of the end of the date on which the competent court has appointed new members of the Administrative Board of the Company upon the filing of an application by Mr. Beresford-Wylie as provided for, and in accordance with, Section 9.5 of the Investment Agreement concluded between the Company, Melrose PLC and a wholly- owned subsidiary of Melrose PLC on 28 June 2012, such Investment Agreement setting out the principal terms and conditions and mutual understanding of the parties to the Investment Agreement in connection with the intended US tender offer by the subsidiary of Melrose PLC regarding the ordinary shares and ADS of the Company (the "Termination Date"). Mr. Beresford-Wylie hereby undertakes to comply with the filing obligation provided for in Section 9.5 of the Investment Agreement. The Company and Mr. Beresford-Wylie further agree, subject to the approval of the Administrative Board, on the following terms and conditions for the termination of the Service Contract of Mr. Beresford-Wylie (as defined below):

1.	The service contract between the Parties dated 28 September 2010 (providing for a duration from 1 September 2010 until 31 August 2013) together with all amendments (the "Service Contract") and any other agreements or arrangements between the Parties (whether known or unknown) shall hereby be terminated prematurely with effect as of the Termination Date. Any potential rights and claims of Mr. Beresford-Wylie against the Company shall be solely governed by this Termination Agreement following the execution of this Termination Agreement and the approval of this Termination Agreement by the Administrative Board of the Company.

2.	Until (and including) the Termination Date, the employment relationship between Mr. Beresford- Wylie and the Company will be continued in the ordinary course and subject to the terms and conditions of the Service Contract.

3.	In view of the termination of the Service Contract, Mr. Beresford-Wylie shall receive a severance payment in the amount of EUR 1,675,000 (in words: Euro one million six hundred seventy-five thousand) (gross) (the "Termination Amount") as compensation for the termination of his Service Contract and all possible present and future claims resulting therefrom. The Termination Amount, for the avoidance of doubt, also covers any variable bonus claims for the years 2010 until 2013 and outstanding holiday claims as well as any possible claims of Mr. Beresford-Wylie under the "Long Term Incentive Program for Managers" of the Company and other fringe benefits under the Service Contract (including, but not limited to, the fringe benefits under Sections 6 and 8 of the Service Contract). The Termination Amount shall be payable at the end of the month in which the Termination Date falls. Any and all taxes (including but not limited to income tax and church tax) falling due with respect to the Termination Amount shall be borne by Mr. Beresford-Wylie.

4.	The Parties agree that the accident insurance entered into for the benefit of Mr. Beresford-Wylie in accordance with § 7.1 of the Service Contract will be terminated with effect as of the Termination Date,

5.	Mr. Beresford-Wylie shall return his company car (together with all equipment) to the Company with effect as of the Termination Date.

Elster Group SE / Termination Agreement Mr. Beresford-Wylie

2

6.	Mr. Beresford-Wylie has decided to resign from his office as member of the Administrative Board (Verwaltungsrat) of the Company with effect as of the Termination Date, and he hereby declares, subject to the approval of the Adminstrative Board of this Termination Agreement, his resignation as of such date. Mr. Beresford-Wylie hereby further resigns from any office as member of management boards, administrative boards or similar mandates that he holds in companies affiliated with the Company within the meaning of sec. 15 of the German Stock Corporation Act (each an "Affiliate") with effect as of the Termination Date. At the request of the Company he will sign also separate resignations documents.

7.	On the Termination Date at the latest, Mr. Beresford-Wylie shall return to the Company without delay all files, documents, correspondence, drafts, calculations including his own records and copies, whether in physical or electronic form, related to the business of the Company or an Affiliate. Further property of the Company or an Affiliate, which is still in the possession of Mr. Beresford-Wylie (including, but not limited to, computers and electronic devices), is also to be returned to the Company without delay. There is no right of retention.

8.	The Company hereby waives the post-contractual prohibition of competition, and the Parties therefore agree that (i) Mr. Beresford-Wylie is not subject to any non-competition restraints after the Termination Date, and (ii) the Company is under no further payment obligations under Section 11 of the Service Contract. Any claims by Mr. Beresford-Wylie under Section 11 of the Service Contract are compensated for by the payment of the Termination Amount.

9.	Mr. Beresford-Wylie agrees that all information concerning the Company or an Affiliate obtained by or disclosed to him in the course of his employment with the Company or as a member of the Administrative Board or which was obtained by him thereafter and which is not generally known to the public (in particular customers, cost and profit structures, methods of operation, practices and other processes, policies and programs) are strictly confidential and/or proprietary to the Company and/or the respective Affiliate, constitute trade secrets of the Company or the respective Affiliate and shall not be disclosed, discussed or revealed to any person, entities or organizations outside of the Company without the prior written approval by the Company or the respective Affiliate.

10.	Mr. Beresford-Wylie shall not disclose this Termination Agreement, its terms and conditions and the amounts payable hereunder to any third party in or outside the Company, unless there are statutory obligations to disclose such information or the disclosure is made vis-a-vis a lawyer or tax advisor advising Mr. Beresford-Wylie in relation to this Termination Agreement.

11.	For the time after the resignation of Mr. Beresford-Wylie as Managing Director and as member of the Administrative Board, the Parties undertake to treat each other with loyalty. Both Parties shall refrain from all acts which may have a negative effect on the credit, reputation and prestige of the other Party and which are not made in defence of protection of legitimate interests. Mr. Beresford-Wylie will after the Termination Date cooperate with the Company in good faith on all matters regarding the transfer of office and related matters with no cost for the Company or for Mr. Beresford-Wylie for such good faith cooperation.

12.	Upon fulfillment of this Termination Agreement, any rights and claims including future rights and claims of Mr. Beresford-Wylie against the Company or an Affiliate, irrespective of its legal justification, known or unknown, shall be fully and finally settled. However, Section 13 of the Service Contract shall remain in full force and effect.

Elster Group SE / Termination Agreement Mr. Beresford-Wylie

3

13.	Should any of the provisions of this Termination Agreement be fully or partly invalid or unenforceable, this will not affect the validity and enforceability of the remaining provisions. The Parties are obliged to substitute the invalid or unenforceable provision by a valid and enforceable one, which, to the extent legally permissible, comes as close as possible to the economic effect which was intended by the invalid provision. The same shall apply in case of a gap of this Termination Agreement.

Essen, 28 June 2012

/s/ Howard Dyer	/s/ Simon Beresford-Wylie
Elster Group SE	Simon Beresford-Wylie
represented by the Administrative Board
represented by Howard Dyer in his capacity as
Chairman of the Administrative Board

Elster Group SE / Termination Agreement Mr. Beresford-Wylie

4